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We continued to experience strong growth across all our KPIs this past week.

Full Lender Integration

We delivered the Encompass plug-in to NFM Lending last week and they installed it into their instance of Encompass. This week we will lauch with their Top 10 loan officers and record the training session to be sent out to the entire organization before turning on to all loan officers early next week. We are also working to get on Guaranteed Rate's schedule to install for them as well.

KPIs

1. **Leads**
   Leads continue to grow at an increasing rate as we forecast 1,017 leads for April which is 3% higher than the previous week. Conversion to application continues to climb as well.

Monthly Leads & Lead Conversion



1,250
1,000
750
500
250
0
30%
15%
%
1,017
834
742
655
18.6%
18.1%
20.3%
18.2%
Jan 24
Feb 24
Mar 24
Apr 24
Lead > Application Conversion (actual to date)
Leads (projected)
Leads (actual)

2. **Applications**

Applications are projected to grow 33% MOM and hit a 12-month high. We anticipate continued growth into May with NFM Lending launching the Encompass Plug-In and full rollout with Loan Depot and CMG in the coming weeks.


Monthly Applications
250
200
150
100
50
0
226
170
133
127
120
114
Nov 23
Dec 23
Jan 24
Feb 24
Mar 24
Apr 24
Applications (projected)
Applications (actual)

3. Under Contract

Customers going under contract continue to grow faster than our expectations. We ended this past week with a forecast of 92 customers under contract **up 14% from last week's forecast**.


Monthly Contracts
100
75
50
25
0
92
58
50
42
Jan 24
Feb 24
Mar 24
Apr 24
Contracts (projected)
Contracts (actual)

4. **Funded Loans**

While the funded loan forecast decreased from 54 to 48 over the past week, this is normal as we approach the end of the month. The majority of this difference are loans that were pushed to May, so we will see the revenue next month. There are 50 fundings already scheduled for May, with 2.5

weeks remaining to add to this number.


Monthly Funded Loans
50
40
30
20
10
0
40
32
32
48
Jan 24
Feb 24
Mar 24
Apr 24
Funded Loans (projected)
Funded Loans (actual)

3. **Revenue**

Revenue for April will come in at $660k, lower than our budget of $727k, due to the 6 closings getting pushed into May when the revenue will be recognized. However, this does represent an increase of 64% MOM.

Monthly Revenue


$800K
$600K
$400K
$200K
$K
$447,541
$384,648
$402,812
$660,000
Jan 24
Feb 24
Mar 24
Apr 24
Revenue (projected)
Revenue (actual)

4. Fundraising

With the company growing predictably fundraising is our #1 priority at the moment. Here's a link to our current investor deck.

As always, feedback and investor intros are welcome and appreciated.

Best,

Sean

--
Sean Black
Co-Founder & CEO
e: sean@knock.com
l: linkedin.com/in/seanblack/

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